EXTRAORDINARY STOCKHOLDERS MEETING


Be the stockholders of ARACRUZ CELULOSE S.A. convoked for the Extraordinary Stockholders Meeting, which will take place on November 28, 2003, at 10 a.m., at the Presidency Meeting Room at the Company's headquarters, located at Rodovia Aracruz / Barra do Riacho, km 25, Aracruz, State of Espirito Santo, Brazil, in compliance with article 256 of Law 6404, enacted on December 15, 1976, regarding the Company's investment in Riocell S.A. For such purpose, the Company will submit the transaction for its stockholders' approval, as per ss. 1 of said article 256.

                           Aracruz, November 12, 2003.

                              Erling Sven Lorentzen
                       Chairman of the Board of Directors